

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2013

Via E-Mail
Douglas F. Bauer
Chief Executive Officer and Manager
TRI Pointe Homes, LLC
19520 Jamboree Road, Suite 200
Irvine, California 92612

> **Re:** **TRI Pointe Homes, LLC**
> **Registration Statement on Form S-1**
> **Filed December 21, 2012**
> **File No. 333-185642**

Dear Mr. Bauer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We will process your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide.

2. We may have further comments once items that are currently blank, such as the use of proceeds, capitalization and dilution sections are completed.

3. We also note that you intend to provide several of your exhibits to your registration statement in a future amendment. Similar to our preceding comment, we will need a reasonable period of time to review these exhibits. We also note that you must file a

signed and dated legal opinion prior to effectiveness. We may have additional comments after reviewing these exhibits.

Prospectus Cover Page

4. Please remove the term "Joint Book-Running Managers" from the front cover page of the prospectus, as this information is more appropriate for disclosure on the back cover page.

Note 11 – Unaudited Pro Forma Loss per Share, page F-22

5. Please clarify whether the pro forma net loss per share will include the conversion of members' equity into common shares in connection with your conversion into a corporation. Please revise to ensure your discussion here and throughout the document clearly describes the terms of the conversion, including a presentation or description of the capital structure after this conversion but separate from the effects of the offering. Please ensure the discussion of dilution on page 41 discloses the net tangible book value per share after the change in capital structure and before the offering and appropriately demonstrates the impact of the offering. When the presentation of pro forma and adjusted financial information throughout the filing is complete (e.g. Note 11, Capitalization, Dilution, etc.), we may have additional comment. In your response, please consider providing draft disclosure with sample numbers to facilitate our review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey McKoy, Staff Accountant at (202) 551-3772 or, in her absence, Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

Cc: Via E-Mail
        Jerry Cummins, Esq.